SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -            .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 30 September, 2011.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 14, 2011. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja

	Name:	Sanjay Baweja
November 9, 2011	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/14678

9 November 2011

Sir,

Sub : Un-audited Financial Results for the period ended 30 September 2011.

Pursuant to Clause 41 of the Equity Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 30 September 2011, which has been approved by the Board of Directors in their meeting, held on 9 November 2011 (Attachment “A”).

Pursuant to Clause 6 of the Listing Agreement for Debt Securities, please also find sent herewith the required information (Attachment “B”) counter signed by trustees.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Dy. Company Secretary & VP

To:

1)	Security Code 500483, The Stock Exchange, Mumbai. Fax No.(22) 2272 2037, 39, 41

2)	Security Code TATACOMM, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 2659 8237, 238, 347, 348

3)	National Securities Depository Ltd. Fax Nos. : 2497 2993.

4)	The Bank of New York. Fax No. 2204 4942.

5)	Sharepro Services (India) Pvt. Ltd. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071, 72

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block BandraKurlaComplex, Mumbai 400098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

A. UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2011

	( in Lakhs)
	Particulars	Stand alone
		For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
		2011	2010	2011	2010	2011
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication and other Services	102661	87243	197190	176973	361177

2	Expenditure

	a. Network Costs	41638	37286	81298	74800	154836
	b. Operating and Other Expenses	17264	15327	33731	32722	68693
	c. Salaries and Related Costs	14209	12822	29311	25963	52046
	d. Depreciation and Amortisation	17092	16434	33366	32502	65965

	e. Total Expenditure (2a to 2d)	90203	81869	177706	165987	341540

3	Profit / (Loss) from Operations before Other Income, Interest and Exceptional Items (1 - 2)	12458	5374	19484	10986	19637

4	Other Income (net)	1944	1396	5835	4162	16217

5	Profit / (Loss) before Interest and Exceptional Items (3 + 4)	14402	6770	25319	15148	35854

6	Interest Cost (net)	4643	4656	9238	9004	18339

7	Profit / (Loss) after Interest but before Exceptional Items (5 - 6)	9759	2114	16081	6144	17515

8	Exceptional Items:
	Expense / (Income)

	a. Fixed Assets Written off	—	—	—	—	2515

	b. Interest on Income Tax Refund	—	—	—	—	(404)

9	Profit / (Loss) from Ordinary Activities before Tax (7 - 8) (Refer note 3)	9759	2114	16081	6144	15404

10	Tax Expense	3571	(190)	5715	(2739)	(852)

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 - 10)	6188	2304	10366	8883	16256

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—

13	Net Profit / (Loss) from Ordinary Activities after Tax and Extraordinary Items (11 - 12)	6188	2304	10366	8883	16256

	( in Lakhs)
	Particulars	Stand alone
		For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
		2011	2010	2011	2010	2011
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
14	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500
15	Paid up Debt Capital			215992	232917	221498

16	Reserves excluding Revaluation Reserve			661876	650766	651510
17	Debenture Redemption Reserve			101811	45734	101811

18	Earnings Per Share (EPS)	2.17	0.81	3.64	3.12	5.70
	Basic and diluted earnings per share before and after
	Extraordinary Items ( )

19	Aggregate of public shareholding
	a. Number of shares	49161129	47709679	49161129	47709679	48030203
	b. Percentage of shareholding	17.25	16.74	17.25	16.74	16.85
20	Promoters and Promoter Group Shareholding
	a. Pledged / Encumbered
	- Number of Shares	10000000	26700000	10000000	26700000	10000000
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	4.61	12.30	4.61	12.30	4.61
	- Percentage of Shares (as a % of the total share capital of the Company)	3.51	9.37	3.51	9.37	3.51
	b. Non-encumbered
	- Number of Shares	207028873	190328873	207028873	190328873	207028873
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	95.39	87.70	95.39	87.70	95.39
	- Percentage of Shares (as a % of the total share capital of the Company)	72.64	66.78	72.64	66.78	72.64
	c. Shares held by custodian and against which Depository Receipts have been issued-
	(I) Promoters and promoters group	—		—		—
	(II) Public	18809998		18809998		19940924
21	Debt Equity Ratio			0.30	0.33	0.32
22	Debt Service Coverage Ratio (DSCR) #	10.39	1.70	11.75	0.83	1.48
23	Interest Service Coverage Ratio (ISCR) ##	16.77	4.36	15.93	4.49	4.71

#	DSCR = (Profit from Ordinary Activities before Tax and exceptional items +Interest on long term loans + Depreciation) / (Interest on long term loans + Repayment of Long-term Loans during the year)
##	ISCR = (Profit from Ordinary Activities before tax and exceptional items + Interest on Long-term Loans + Depreciation) / Interest on Long-term Loans*
*	Loans having original maturity of more than 360 days are considered as Long-Term Loans.

B. UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2011

	( in Lakhs)
		Consolidated
		For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
		2011	2010	2011	2010	2011
	Particulars	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication and other Services	337361	296066	663067	584516	1193199

2	Expenditure

	a. Network Costs	186248	175983	374264	351528	712777
	b. Operating and Other Expenses	54074	48450	109505	95490	195164
	c. Salaries and Related Costs	49238	41695	98863	81584	162731
	d. Depreciation and Amortisation	43401	38761	85443	77047	154830

	e. Total Expenditure (2a to 2d)	332961	304889	668075	605649	1225502

3	Profit / (Loss) from Operations before Other Income, Interest and Exceptional Items (1 - 2)	4400	(8823)	(5008)	(21133)	(32303)

4	Other Income (net)	242	5084	3,969	6678	20109

5	Profit / (Loss) before Interest and Exceptional Items (3 + 4)	4642	(3739)	(1039)	(14455)	(12194)

6	Interest Cost (net)	25623	13968	45744	27296	51764

7	Profit / (Loss) after Interest but before Exceptional Items (5 - 6)	(20981)	(17707)	(46783)	(41751)	(63958)

8	Exceptional Items:
	Expense / (Income)

	a. Severance cost	—	—	—	—	4601

	b. Fixed Assets Written off	—	—	—	—	2515

	c. Interest on Income Tax Refund	—	—	—	—	(404)

9	Profit / (Loss) from Ordinary Activities before Tax (7 - 8) (Refer note 3)	(20981)	(17707)	(46783)	(41751)	(70670)

10	Tax Expense	2841	395	4913	(1676)	(878)

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 - 10)	(23822)	(18102)	(51696)	(40075)	(69792)

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—

13	Net Profit / (Loss) from Ordinary Activities after Tax and Extraordinary Items (11 - 12)	(23822)	(18102)	(51696)	(40075)	(69792)

	( in Lakhs)
		Consolidated
		For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
		2011	2010	2011	2010	2011
	Particulars	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
14	Minority Interest	7302	2727	14172	5231	10562

15	Share in Loss of Associates	—	(4909)	(541)	(9057)	(18460)

16	Net Profit / (Loss) (13+14+15)	(16520)	(20284)	(38065)	(43901)	(77690)

17	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500

18	Reserves excluding Revaluation Reserve					309948

19	Earnings Per Share (EPS)	(5.80)	(7.12)	(13.36)	(15.40)	(27.26)
	Basic and diluted earnings per share before and after
	Extraordinary Items ( )

C. Unaudited Balance Sheet as at September 30, 2011

( in Lakhs)
Particulars	Stand alone
	As at September 30,		As at March 31,
	2011	2010	2011
	(unaudited)	(unaudited)	(audited)
SHAREHOLDERS’ FUNDS:
(a) Capital	28500	28500	28500
(b) Reserves and Surplus	684958	671520	672248
Loan Funds	215992	232917	221498
Deferred Tax	3600	13444	12593

Total	933050	946381	934839

Fixed Assets	502433	504806	502597
Investments	200464	173319	183282

Current Assets, Loans and Advances
(a) Inventories	548	307	534
(b) Sundry Debtors	95033	79847	76831
(c) Cash and Bank balances	6736	3624	43078
(d) Other current assets	19426	20460	18274
(e) Loans and Advances	330514	371051	305584
Less: Current Liabilities and Provisions
(a) Liabilities	199156	192188	170486
(b) Provisions	22948	14845	24855

Total	933050	946381	934839

D. Standalone Business Segment Information:

( in Lakhs)
Particulars	Stand alone
	For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
	2011	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication and Other Services
Global Voice Solutions	31915	24884	61275	49987	101387
Global Data and Managed Services	70746	62359	135915	126986	259790

Total	102661	87243	197190	176973	361177

Segment result
Global Voice Solutions	3798	176	6217	(915)	(4930)
Global Data and Managed Services	54820	49570	105574	101128	205465

Total	58618	49746	111791	100213	200535

Less :
(i) Interest Cost (net)	4643	4656	9238	9004	18339
(ii) Other Unallocable Expenses (net)	44216	42976	86472	85065	164681

Profit / (Loss) before Taxes and Exceptional Items	9759	2114	16081	6144	17515

Exceptional Expenses / (Income) (net)	—	—	—	—	2111

Profit / (Loss) before Taxes	9759	2114	16081	6144	15404

Tax Expense	3571	(190)	5715	(2739)	(852)

Net Profit / (Loss)	6188	2304	10366	8883	16256

E. Consolidated Business Segment Information:

( in Lakhs)
Particulars	Consolidated
	For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
	2011	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication and Other Services
Global Voice Solutions	157582	161675	318810	321159	652589
Global Data and Managed Services	133205	118574	259605	234789	479462
South Africa Operations	46276	15382	84010	27685	59438
Others	298	435	642	883	1710

Total	337361	296066	663067	584516	1193199

Segment result
Global Voice Solutions	29123	25490	54871	48018	101417
Global Data and Managed Services	99842	87814	194743	174019	355598
South Africa Operations	22357	6684	39415	10755	23035
Others	(209)	95	(226)	196	372

Total	151113	120083	288803	232988	480422

Less :
(i) Interest Cost (net)	25623	13968	45744	27296	51764
(ii) Other Unallocable Expenses (net)	146471	123822	289842	247443	492616

Profit / (Loss) before Taxes and Exceptional Items	(20981)	(17707)	(46783)	(41751)	(63958)

Exceptional Expenses / (Income) (net)	—	—	—	—	6712

Profit / (Loss) before Taxes	(20981)	(17707)	(46783)	(41751)	(70670)

Tax Expense	2841	395	4913	(1676)	(878)

Net Profit / (Loss) before Minority Interest and Associate Loss	(23822)	(18102)	(51696)	(40075)	(69792)

Minority Interest	7302	2727	14172	5231	10562

Share in Loss of Associates	—	(4909)	(541)	(9057)	(18460)

Net Profit / (Loss) for the period	(16520)	(20284)	(38065)	(43901)	(77690)

Notes to Segments:

The Company’s reportable business segments are Global Voice Solutions (GVS), Global Data and Managed Services (GDMS), South Africa Operations and others. The composition of the reportable segments is as follows:

GVS includes International and National Long Distance Voice services.

GDMS includes Corporate Data Transmission services, data centers, virtual private network signaling and roaming services, television and other network and managed services.

South Africa Operations are carried out by the Company’s subsidiary Neotel Pty ltd. and offer wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market, telephony and data services for retail customers in South Africa.

Others primarily comprise of a Joint venture business.

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite and landlines. License fee for GVS and GDMS have been allocated based on net revenues from these services. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to segments have been classified as “Other Unallocable Expenses (net)”.

*	To reflect the changed nature of business transactions, the allocation of arms length pricing adjustments were realigned effective April 01, 2011.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above results of the Company for the quarter and half year ended September 30, 2011 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on November 9, 2011.

2.	Other Income includes:

( in Lakhs)
Net foreign exchange (gain)/loss	For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
	2011	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
- Standalone	73	632	(1299)	(391)	(1842)
- Consolidated	2913	(3901)	1842	(1661)	(3126)

3.	The consolidated results for the quarter and the half year ended September 30, 2011 include those of Neotel Pty Ltd, a company incorporated in South Africa which became a 61.5%(effective holding) subsidiary of the Company during this period (49% effective holding held earlier).

4.	Consequent to increasing the stake in Neotel Pty Ltd, the Company assessed the cashflow projections of Neotel and has designated that the loans given to Neotel would be considered as part of net investment in non integral foreign operations. Accordingly the Company has accounted for the effects of revaluation of loans in Exchange Translation Reserve (as per AS- 11 on “Accounting for effects of changes in Foreign Exchange Rates”).

An amount of 2372 lakhs of foreign exchange gain (net of forward cover loss of 5831 lakhs on this loan) and an amount of 19289 lakhs of net foreign exchange loss have been transferred to Exchange Translation Reserves in the Standalone and the Consolidated financials respectively.

5.	Pending the disposal of the Company’s appeal before the Honorable Supreme Court relating to the method of Computation of Annual Gross Revenue (AGR), the Company continues to calculate the Revenue Share in the same manner as in the past.

6.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

7.	Investor Complaint status:

Outstanding as on July 01, 2011	Total received during the quarter ended September 30, 2011	Total resolved during the quarter ended September 30, 2011	Outstanding as on September 30, 2011
Nil	Nil	Nil	Nil

For TATA COMMUNICATIONS LIMITED

VINOD KUMAR

MANAGING DIRECTOR &

GROUP CEO

Place	: Mumbai.
Date	: November 9, 2011

ISIN NO.	Type	Rs. In Crores	Maturity Date	Previous Date of Interest Payment	Next date of Interest Payment	Debt Equity Ratio – 31 March 2011	Asset Cover Ratio – 3 September 2011	Credit Rating
INE151A07010	SECURED NCD	1000	25-Nov-13	25-Nov-2010	25-Nov-2011	0.30 : 1	1.36 : 1	CARE – AA+
INE151A07028	SECURED NCD	190	23-Jul-14	23-Jan-2011	23-Jan-2012	0.30 : 1	1.42 : 1	CARE – AA+
INE151A07036	SECURED NCD	50	23-Jan-16	23-Jan-2011	23-Jan-2012	0.30 : 1	1.42 : 1	CARE – AA+
INE151A07044	SECURED NCD	5	23-Jan-19	23-Jan-2011	23-Jan-2012	0.30 : 1	1.42 : 1	CARE – AA+
INE151A08018	UNSECURED NCD	150	8-JUN-14	8-JUN-11	8-JUN-12	0.30 : 1	NA	CARE – AA+
INE151A08059	UNSECURED NCD	150	2-JUL-19	2-JUL-11	2-JUL-12	0.30 : 1	NA	CARE – AA+

FOR TATA COMMUNICATIONS LIMITED	FOR IDBI TRUSTEESHIP SERVICES LIMITED

RISHABH ADITYA

DY. COMPANY SECRETARY &

VP

ISIN NO.	Type	Rs. In Crores	Maturity Date	Previous Date of Interest Payment	Next date of Interest Payment	Debt Equity Ratio – 31 March 2011	Asset Cover Ratio – 30 September 2011	Credit Rating
INE151A08307	UNSECURED NCD	400	25-MAR-12	25-MAR-11	25-MAR-12	0.30 : 1	NA	CARE – AA+

FOR TATA COMMUNICATIONS LIMITED	FOR AXIS TRUSTEE SERVICES LIMITED

SATISH RANADE

COMPANY SECRETARY &

CHIEF LEGAL OFFICER